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                               January 7, 2022

       Kai Xiong
       Chief Executive Officer and Director
       Keyarch Acquisition Corp
       275 Madison Avenue, 39th floor
       New York, New York 10016

                                                        Re: Keyarch Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 3,
2022
                                                            File No. 333-261500

       Dear Dr. Xiong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 3,
2022

       Cover Page

   1. We note your response to prior comment 1 and the disclosure that your sponsor, Keyarch
                                                        Global Sponsor Limited,
is located in Hong Kong. We further note your disclosure that some of your executive
officers and directors may be located in or have significant ties to
                                                        China. Please revise to
also describe the legal and operational risks associated with your sponsor being based in
Hong Kong and having a majority of your officers and directors located in China. Your
disclosure should make clear whether these risks could result in a material change in your
or the target company   s post-combination operations and/or the
                                                        value of your common
stock or could significantly limit or completely hinder your ability to offer or continue to
offer securities to investors and cause the value of such securities to
 Kai Xiong
Keyarch Acquisition Corp
January 7, 2022
Page 2
       significantly decline or be worthless.
2. We note the disclosure that "some of your executive officers and directors may be located in" or have significant ties to China. Expand your disclosure to clarify whether your officers and/or directors are located in or based in China or Hong Kong and describe the attendant risks.
Prospectus Summary, page 1

3. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Also disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
General

4. We note your responses to our prior comments 3 and 4, including added disclosure at pages 7, 8, 53, and 54 regarding the Holding Foreign Companies Accountable Act and the
       Staff's November 5, 2021 approval of the PCAOB's Rule 6100. Please additionally revise to disclose whether your auditor is subject to the determinations announced by the
       PCAOB on December 16, 2021.
5. In your subsequent amendment, please provide an updated auditor's consent. See Item
       601(b)(23) of Regulation S-K.
        You may contact Sondra Snyder, Staff Accountant at 202-551-3332 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney at 202-
551- 8749 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameKai Xiong
                                                            Division of
Corporation Finance
Comapany NameKeyarch Acquisition Corp
                                                            Office of Energy &
Transportation
January 7, 2022 Page 2
cc:       Karen Dempsey
FirstName LastName